Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                  Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                         E-mail:  grhlaw@hotmail.com

November 10, 2011

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated October 14, 2011, regarding the Company’s registration statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

Prospectus Summary, page 6

1.
We note the disclosure on page 14 that your sales cycle is sporadic  and your business generally is dependent on intermittent large sales.  See the disclosure under “Prior Two Years” on page 14,  Please incorporate this disclosure into the discussion under “Our Business.”

Response:  Disclosure added to the “Our Business” section of the Prospectus Summary as requested on page 5.

2.
We note the disclosure under “The Offering” that states the selling stockholders will sell at privately negotiated prices until your stock is quoted.  The prospectus cover page, however, fixes the price at $10.00 until your stock is quoted.  Please revise to present consistent disclosure.

Response:  Disclosure revised as requested on page 6.

Risk Factors, page 8

3.
We note the disclosure on page 14 that discusses your sporadic sales cycle.  Please present a risk factor on this topic.  In particular we note your disclosure in the sixteenth paragraph on page 14 that states it is impossible to forecast revenues or sustain a steady flow of revenue from month to month.

Response:  Risk factor added as requested on page 11.

4.	Similarly present a risk factor on the affect of the economic down turn on your sales.

Response:  Risk factor added as requested on page 11.

At the present time Meganet does not have additional authorized securities…, page 8

5.
We note your response to comment seven from our letter dated September 8, 2011.  The revised disclosure states management is committed to not increasing the number of authorized shares and to raising capital in other ways.  Please specify the other methods of raising capital and discuss the additional risks attendant to these methods.

Response:  Disclosure added to the relevant risk factor as requested on page 7.

In the event Meganet’s common stock ever has a market price at below $5.00 per share…, page 10

6.	Please clarify the reference to Blue Spa.

Response:  The reference to Blue Spa has been removed from page 10.  The reference was in error.  Blue Spa has no connection with Meganet or its management.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Business Operations, page 13

7.
We note your response to comment 12; please incorporate it into the current disclosure.  In this regard we refer you to Item 303(a)(3)(ii) of Regulation S-K which requires a discussion of known trends or uncertainties that are reasonably likely to have a material impact on the company’s financial condition.  We also refer you to our observations in the review of smaller reporting company IPOs at:

http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

Response:  Disclosure added as requested to the last paragraph on page 13.

8.
We further note your statement that being in the pipeline means products are somewhere in the bidding and/or procurement process with a portion of those orders producing revenue.  Please specify the portion of those orders management reasonably expects to produce revenue.

Response:  Disclosure added as requested to the last paragraph on page 13.

Liquidity, page 13

9.
We note your response to comment six from our letter dated September 8, 2011.  From the penultimate paragraph on page 13, it  appears that you (a) have fixed expenditures of $25,000 per month ($300,000 per year), (b) need $180,000 in additional capital to sustain operations for the next 12 months, and (c) also need $120,000 to pay your CEO.  In all, it appears you need $500,000.  Please revise to explain clearly the total amount of additional capital you will need over the next 12 months to sustain operations and discuss the apportionment of this amount.  Also explain the total amount that will be loaned by the CEO if cash is not otherwise available.

Response:  Discussion revised to clarify the information in the first paragraph on page 14.

Examples Illustrative of Meganet’s Sales Cycle, page 14

10.
Refer to your discussion of the U.S. Department of Labor software order.  Please clarify the discussion to explain how the costs related to the software were recognized in the period incurred.  If there were costs to develop the software sold, please revise to clarify your statement that the sales were “virtually 100% profit.”

Response:  Disclosure revised as requested on page 15.

Prior Two Years, page 14

11.	We note your statement that you have been a profitable company. However, you have had net losses for the past two years and most recent period. Please reconcile.

Response:  The reference to being a profitable company has been removed from the third paragraph on page 16.

12.
Please expand the discussion of revenue recognition to explain the timing of revenue recognition for software products and whether there are any continuing services provided, such as updates, after the initial delivery of the software.  Please also expand the discussion of hardware products which include an essential software component accordingly.

Response:  The discussion has been expanded as requested in the sixth paragraph on page 16.

Selling Stockholders, page 22

13.
We note your response to comment 10 from our letter dated September 8, 2011.  Please revise the first paragraph on page 22 to also present consistent disclosure that you must engage a market maker to apply for your stock to be quoted on the OTCBB.

Response:  Disclosure revised as requested on page 23.

Financial Statements for the Year Ended March 31, 2011

Note 2: Summary of Significant Policies, page 40

14.
Please expand the disclosure to clarify the timing of the revenue recognition for software products and hardware/software products.  If you recognize revenues upon delivery for all of these product types, clarify that there are no continuing obligations, such as providing software updates, subsequent to delivery of the products.

Response:  Disclosure expanded as requested in the sixth paragraph on page 41.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company